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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           Media Services Group, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   55308X 10 0
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [x]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC  1745 (12-02)

--------------------------------------------------------------------------------
CUSIP NO.  55308X     10     0                                  Page 2 of 8
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON


                  Castle Creek Technology Partners LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware
---------------------------------------------------------------------------
 Number Of
                              5    SOLE VOTING POWER

  Shares                           None
                           --------------------------------------
Beneficially                  6    SHARED VOTING POWER

                                   45,351
  Owned by                 --------------------------------------
                              7    SOLE DISPOSITIVE POWER

    Each                           None
                           --------------------------------------
Reporting Person              8    SHARED DISPOSITIVE POWER

                                   45,351
    With
----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      45,351

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.2%

12    TYPE OF REPORTING PERSON (See Instructions)

       OO

--------------------------------------------------------------------------------
CUSIP NO.  55308X     10     0                                 Page 3 of 8
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON


     Castle Creek Partners, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Illinois
---------------------------------------------------------------------------
 Number Of
                           5    SOLE VOTING POWER

  Shares                        None
                           --------------------------------------
Beneficially               6    SHARED VOTING POWER

                                45,351
  Owned by                 --------------------------------------
                           7    SOLE DISPOSITIVE POWER

    Each                        None
                           --------------------------------------
Reporting Person           8    SHARED DISPOSITIVE POWER

                                45,351
    With
----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     45,351

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.2%

12   TYPE OF REPORTING PERSON (See Instructions)

      OO

--------------------------------------------------------------------------------
CUSIP NO.  55308X     10     0                                   Page 4 of 8
--------------------------------------------------------------------------------

ITEM 1 (a) NAME OF ISSUER:

         Media Services Group, Inc., formerly known as MKTG Services, Inc. (the "Issuer")

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         333 Seventh Avenue, 20th Floor, New York, NY 10001

ITEM 2 (a) NAME OF PERSON FILING:

         The names of the persons filing this statement (the "Reporting Persons") are Castle Creek Technology Partners LLC ("CC Technology") and Castle Creek Partners, L.L.C. ("Investment Manager").

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of both of the Reporting Persons is 111 West. Jackson Blvd, Suite 2020, Chicago, IL 60604.

ITEM 2 (c) CITIZENSHIP:

         Investment Manager is an Illinois limited liability company. CC Technology is a Delaware limited liability company.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

         This statement relates to the common stock, par value $.01 of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   55308X  10 0

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment advisor in accordance with Section
240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with

Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. OWNERSHIP:

         (a)-(b) There were 1,092,367 shares of Common Stock outstanding as of November 7, 2003, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003. CC Technology beneficially owns 45,351 shares of Common Stock (the "Shares") of the Issuer, which constitute approximately 4.2% of the Common Stock outstanding. Investment Manager, through its relationship as investment manager of CC Technology, may be deemed to beneficially own all of such Shares, constituting approximately 4.2% of the Common Stock outstanding.


         (c) Acting through Investment Manager, its investment manager, CC Technology has shared power to vote or to direct the vote and to dispose or direct the disposition of all of the Shares. Investment Manager, as the investment manager of CC Technology, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of such Shares.

         The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

         The Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the Common Stock.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.


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         This item is not applicable.



ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10 CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------------------------------------------------------
CUSIP NO.  55308X     10     0                                      Page 7 of 8
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2004



CASTLE CREEK TECHNOLOGY PARTNERS LLC

By:      CASTLE CREEK PARTNERS, L.L.C., Investment Manager


         By: /s/ Thomas A. Frei
         -----------------------------------------
         Thomas A. Frei, Managing Director


CASTLE CREEK PARTNERS, L.L.C.


By: /s/ Thomas A. Frei
   -----------------------------------------------
   Thomas A. Frei, Managing Director

--------------------------------------------------------------------------------
CUSIP NO.  55308X     10     0                                      Page 8 of 8
--------------------------------------------------------------------------------

                                   EXHIBIT A

                        Agreement Relating to the Filing
                       of Joint Statements on Schedule 13G
                            Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: February 4, 2004


CASTLE CREEK TECHNOLOGY PARTNERS LLC

By: CASTLE CREEK PARTNERS, L.L.C., Investment Manager


         By: /s/ Thomas A. Frei
         ---------------------------------
         Thomas A. Frei, Managing Director


CASTLE CREEK PARTNERS, L.L.C.


By: /s/ Thomas A. Frei
   ---------------------------------------
   Thomas A. Frei, Managing Director